UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2018
Commission File Number: 001-35370

Luxfer Holdings PLC
(Name of registrant)

Lumns Lane
Manchester
M27 8LN England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐
--

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____
--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐     No ☑
--

Luxfer reports third-quarter results
Manchester, England — (October 31, 2018)—Luxfer Holdings (NYSE:LXFR), released the following financial information for the third quarter and nine-month period ending on September 30, 2018 prepared under IFRS:

•	Management's Discussion and Analysis of Financial Condition and Results of Operations;

•	Unaudited consolidated financial statements; and

•	Supplementary Financial Information (Unaudited)

Management's Discussion and Analysis of Financial Condition and Results of Operations
This release contains forward-looking statements.
Examples of such forward-looking statements include, but are not limited to:
(i) statements regarding the Company's results of operations and financial condition; (ii) statements of plans, objectives or goals of the Company or its management, including those related to financing, products or services; (iii) statements of future economic performance; and (iv) statements or assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. The Company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by Luxfer in the markets in which we operate, both domestically and internationally, including as a result of the Brexit referendum, being less favorable than expected; (iv) worldwide economic and business conditions, as well as conditions in the industries in which we operate; (v) fluctuations in the cost of raw materials and utilities; (vi) currency fluctuations and hedging risks; (vii) our ability to protect our intellectual property; and (viii) the significant amount of indebtedness we have incurred and may incur, as well as the obligations to service such indebtedness and to comply with the covenants contained therein. The Company cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ending on December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on March 19, 2018. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and the Company does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
About Luxfer Holdings PLC ("Luxfer")
Luxfer is a global manufacturer of highly-engineered advanced materials, which focuses on value creation by using its broad array of technical knowhow and proprietary technologies. Luxfer's high-performance materials, components, and high-pressure gas-containment devices are used in defense and emergency response, healthcare, transportation, and general industrial applications. For more information, visit www.luxfer.com.

Luxfer is listed on the New York Stock Exchange and its ordinary shares trade under the symbol LXFR.

Results from operations
The following table presents our results from operations for the thirteen-weeks and thirty-nine weeks ending on September 30, 2018. These results are compared to the three-month and nine-month results ending on September 30, 2017.
Following the table, we have provided a discussion of our business and results of operations for such periods.

CONSOLIDATED INCOME STATEMENTS FOR THE THIRD QUARTER AND YEAR-TO-DATE OF 2018 AND 2017 (UNAUDITED)
	Third quarter		Year-to-date
$M	2018	2017	2018	2017
CONTINUING OPERATIONS
REVENUE	129.1	115.2	377.0	325.2
Cost of goods sold	(94.4)	(85.7)	(277.6)	(243.7)
GROSS PROFIT	34.7	29.5	99.4	81.5
Distribution costs	(3.8)	(2.6)	(9.5)	(6.9)
General and administrative costs	(13.8)	(15.5)	(44.2)	(42.8)
Share of results of joint ventures and associates	(0.1)	(0.1)	0.1	0.1
Profit on sale of redundant site	—	—	—	0.4
Restructuring and other expense	(1.1)	(2.0)	(2.1)	(5.5)
OPERATING PROFIT	15.9	9.3	43.7	26.8
Net finance costs	(1.4)	(1.8)	(4.5)	(5.3)
IAS 19R retirement benefits finance charge	(0.3)	(0.5)	(1.0)	(1.4)
PROFIT ON OPERATIONS BEFORE TAXATION	14.2	7.0	38.2	20.1
Income tax expense	(1.8)	(2.3)	(6.6)	(6.3)
NET INCOME FOR THE PERIOD	12.4	4.7	31.6	13.8

Attributable to:
Shareholders	12.4	4.7	31.6	13.8
Revenue for the third quarter was $129.1M, up $13.9M, or 12.1%, over the prior year's quarter. Excluding $0.7M of foreign exchange loss, revenue increased 12.8% with growth in both segments.
Gas Cylinders segment revenue of $62.2M was up $7.2M, or 13.1%, driven by higher sales in all business units, with strong growth in alternative fuel systems and Superform products. Elektron segment revenue grew $6.7M, or 11.1%, to $66.9M, with the Company's proprietary SoluMag® alloy continuing to experience high sales growth, together with sales uplift in zirconium-based catalyst materials. Sales of magnesium-based disaster-relief products were lower, as expected, largely due to the hurricane-related sales activity in the prior year's quarter.
Gross profit of $34.7M increased 17.6% from $29.5M for the third quarter of 2017. Quarterly gross profit margin increased 130 basis points to 26.9% from 25.6% for the prior year, with continued expansion driven by operating leverage on increased sales, as well as the benefit of cost reductions.
Distribution costs of $3.8M were $1.2M higher than the prior year, driven primarily by the increase in sales volume. General and administrative costs were $1.7M lower at $13.8M, with the reduction largely due to the success of cost-saving initiatives. Restructuring expenses of $1.1M predominantly relate to the write-down of assets in previously announced facility closures.
The quarterly operating profit of $15.9M increased 71.0% from $9.3M for the third quarter of 2017, due to reasons explained above.
Income taxes of $1.8M represents a statutory effective tax rate of 12.7%, compared with 32.9% for the third quarter of 2017. The 2017 tax rate was adversely affected by non-deductible restructuring and other expenses recognized during the third quarter of 2017, while the third quarter of 2018 benefited from the profit mix by jurisdiction allowing for the utilization of additional unrecognized tax losses, coupled with a reduction in the U.S. federal corporate income tax rate.
Net Income of $12.4M for the third quarter of 2018 was 164% higher than $4.7M for the third quarter of 2017.
Unadjusted basic earnings per share for the third quarter of 2018 were $0.46, compared with $0.18 for the third quarter of 2017 (see Note 6 of this release). Adjusted diluted earnings per share, which the Company uses to measure underlying performance, were $0.53, compared with $0.28 for the third quarter of 2017, which represents an 89% increase.

Non-GAAP Financial Measures
The following table presents a reconciliation of adjusted net income and adjusted EBITDA to net income for the periods presented, the most comparable IFRS measure.

	Third Quarter		Year-to-date
$M	2018	2017	2018	2017
Net income for the period	12.4	4.7	31.6	13.8
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	—	0.4	0.1
Amortization on acquired intangibles	0.3	0.3	0.9	0.9
IAS 19R retirement benefits finance charge	0.3	0.5	1.0	1.4
Profit on sale of redundant site	—	—	—	(0.4)
Restructuring charges	1.1	2.0	2.1	5.5
Share-based compensation charges	1.2	0.5	3.2	1.2
Income tax thereon	(0.7)	(0.5)	(1.7)	(1.2)
Adjusted net income	14.7	7.5	37.5	21.3

Add back / (deduct):
Income tax thereon	0.7	0.5	1.7	1.2
Income tax expense	1.8	2.3	6.6	6.3
Net finance costs[1]	1.3	1.8	4.1	5.2
Loss on disposal of property, plant and equipment	0.2	—	0.2	—
Depreciation and amortization	4.7	4.9	14.5	14.1
Amortization on acquired intangibles	(0.3)	(0.3)	(0.9)	(0.9)
Adjusted EBITDA	23.1	16.7	63.7	47.2
1 Net finance costs exclude the unwind of discount on deferred contingent consideration from acquisitions as this has been adjusted in calculating adjusted net income.
Management believes that adjusted net income and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that the presentation of these items will enhance an investor’s understanding of our operational results. In addition, Luxfer's CEO and other senior management use these KPIs, among others, to evaluate business performance. However, investors should not consider adjusted net income and adjusted EBITDA in isolation as an alternative to net income when evaluating Luxfer's operating performance or measuring Luxfer's profitability.
We evaluate our operational results on both an as-reported basis and a constant exchange rate basis. The constant exchange rate presentation is not a financial measure under IFRS as issued by the IASB. It excludes the impact of fluctuations in foreign currency exchange rates. We believe constant currency information provides valuable supplemental information regarding our operational results, consistent with how we evaluate our performance. We calculate constant exchange rate percentages by converting our prior-period local currency financial results using the current-period foreign currency exchange rates and comparing these adjusted amounts to our current period reported results. This calculation may differ from similarly-titled measures used by other companies, and, accordingly, the constant exchange rate presentation is not meant to be a substitution for recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

Liquidity and Capital Resources
Net cash flow before financing of $12.9M for the third quarter of 2018 improved 90% over the prior year's cash flow before financing of $6.8M.
The increase in net cash flow was in-line with the $6.4M increase in EBITDA. The net debt1 position of $79.0M at the end of the third quarter of 2018 declined from $101.4M at the end of the third quarter of 2017.
The net cash flow from investing activities was higher than the prior year, with an outflow of $4.3M for the third quarter of 2018 compared with an outflow of $2.8M, primarily resulting from increased spend on property, plant and equipment.
Cash flows from financing activities for the third quarter of 2018 were a net outflow of $9.2M, as compared to a net outflow of $45.7M for the third quarter of 2017. This fluctuation is primarily due to a $11.1M repayment of banking facilities in 2018, as compared to a $39.7M repayment in 2017, alongside a $6.3M inflow in 2018 resulting from proceeds from the issue of shares, which was used to satisfy the cash needs to settle share option exercises.
Cash and cash equivalents increased $3.7M in the third quarter of 2018, as compared to a net decrease of $38.9M in the third quarter of 2017. Net cash balances at the end of the third quarter of 2018 were $8.9M, compared to $19.2M at the end of the third quarter of 2017. Surplus cash has been used, and may be used in future periods, to repay some banking revolver loans.
1 Net debt is defined as bank and other loans, less net cash and cash equivalents, adding back funds held in escrow.

Year-to-date
Revenue for the first nine months of 2018 was $377.0M, up $51.8M or 15.9% over the same period in 2017. Excluding $6.7M of foreign exchange benefit, revenue increased 13.6%, with revenue growth in both segments.
Gas Cylinders segment revenue of $181.9M was up $16.5M or 10.0%, from higher volumes of both composite and aluminum cylinders, as well as Superform products. Elektron segment revenue grew $35.3M, or 22.1%, to $195.1M, with large growth in the Company's proprietary SoluMag® alloy, magnesium-based defense and disaster-relief products and zirconium-based catalyst products.
As a result of strong sales growth and increased cost reductions, gross profit of $99.4M grew 22.0% from $81.5M for the first nine months of 2017. This increase led to a gross margin of 26.4%, as compared to the 25.1% for the same period of 2017.
Operating profit of $43.7M was up 63.1% from $26.8M for the same period of 2017, driven primarily by the strong sales in 2018, coupled with cost savings initiated through the Company's transformation program, although partially offset by increased share-based compensation and higher performance-related bonus charges.
Profit on operations before taxation for the first nine-months of 2018 was $38.2M, compared to $20.1M for the same period of 2017. Income tax expense was $6.6M, as compared to $6.3M for the first nine months of 2017. The statutory effective tax rate for the year-to-date decreased from 31.3% in 2017 to 17.3% in 2018. This decrease was the result of the change in profit mix by jurisdiction and a reduction in the U.S. federal corporate tax rate from 35% to 21%, coupled with the effect of restructuring and other items that occurred in 2017. Net income for the period of $31.6M was up 129.0% from $13.8M in 2017.
Unadjusted basic earnings per share were $1.19 compared with $0.52 for the first nine months of 2017. Adjusted diluted earnings per share were $1.36 compared with $0.80 for the corresponding period of 2017, which represents a 70.0% increase.
In the third quarter on 2018, the Company alloted an additional 1.9M shares at par value holding them in an Employee Benefit Trust to satisfy share-based compensation requirements. 0.3M of these shares have been sold on market, raising $6.3M to satisfy the cash needs to settle share option exercises.
Net cash flow before financing for the first nine months of 2018 was $28.7M, which is 40.0% higher as compared to $20.5M for the prior year.

Unaudited consolidated financial statements

CONSOLIDATED INCOME STATEMENTS FOR THE THIRD QUARTER AND YEAR-TO-DATE OF 2018 AND 2017 (UNAUDITED)
	Third quarter		Year-to-date
$M	2018	2017	2018	2017
CONTINUING OPERATIONS
REVENUE	129.1	115.2	377.0	325.2
Cost of goods sold	(94.4)	(85.7)	(277.6)	(243.7)
GROSS PROFIT	34.7	29.5	99.4	81.5
Distribution costs	(3.8)	(2.6)	(9.5)	(6.9)
General and administrative costs	(13.8)	(15.5)	(44.2)	(42.8)
Share of results of joint ventures and associates	(0.1)	(0.1)	0.1	0.1
Profit on sale of redundant site	—	—	—	0.4
Restructuring and other expense	(1.1)	(2.0)	(2.1)	(5.5)
OPERATING PROFIT	15.9	9.3	43.7	26.8
Net finance costs	(1.4)	(1.8)	(4.5)	(5.3)
IAS 19R retirement benefits finance charge	(0.3)	(0.5)	(1.0)	(1.4)
PROFIT ON OPERATIONS BEFORE TAXATION	14.2	7.0	38.2	20.1
Income tax expense	(1.8)	(2.3)	(6.6)	(6.3)
NET INCOME FOR THE PERIOD	12.4	4.7	31.6	13.8

Attributable to:
Shareholders	12.4	4.7	31.6	13.8

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THIRD QUARTER AND YEAR-TO-DATE OF 2018 AND 2017 (UNAUDITED)
	Third Quarter		Year-to-date
$M	2018	2017	2018	2017
Net income for the period	12.4	4.7	31.6	13.8
Other comprehensive income movements
Items that may be reclassified to the consolidated income statement:
Exchange movements on translation of foreign operations	(0.8)	3.8	(3.4)	10.4

Fair value movements in cash flow hedges	(0.6)	1.5	(0.4)	3.4
Transfers to consolidated income statement on cash flow hedges	0.1	0.1	(0.1)	0.3
Deferred income taxes on cash flow hedges	0.1	(0.3)	0.1	(0.6)
Hedge accounting (expense) / income adjustments	(0.4)	1.3	(0.4)	3.1

Total hedge accounting and translation of foreign operations movements	(1.2)	5.1	(3.8)	13.5

Items that will not be reclassified to the consolidated income statement:
Remeasurement of defined benefit retirement plans	8.6	1.9	22.2	15.4
Deferred income taxes on remeasurement of defined benefit retirement plans	(1.6)	(0.5)	(4.3)	(3.1)
Retirement benefits changes	7.0	1.4	17.9	12.3
Total other comprehensive income movements for the period	5.8	6.5	14.1	25.8
Total comprehensive income for the period	18.2	11.2	45.7	39.6

Attributed to:
Shareholders	18.2	11.2	45.7	39.6

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2018, 2017 (UNAUDITED) AND AS OF DECEMBER 31, 2017 (AUDITED)
$M	September 30, 2018	September 30, 2017	December 31, 2017
ASSETS
Non-current assets
Property, plant and equipment	118.1	126.6	125.5
Intangible assets	78.5	83.1	81.7
Investments	7.8	7.7	7.6
Deferred income tax assets	8.1	14.1	16.2
Trade and other receivables	—	0.5	0.3
	212.5	232.0	231.3
Current assets
Current investments	0.2	—	1.6
Inventories	96.1	89.0	82.2
Trade and other receivables	77.2	78.7	72.6
Income tax receivable	—	—	1.6
Cash and cash equivalents	8.9	19.2	13.3
	182.4	186.9	171.3
TOTAL ASSETS	394.9	418.9	402.6

EQUITY AND LIABILITIES
Capital and reserves
Ordinary share capital	26.6	25.3	25.3
Deferred share capital	150.9	150.9	150.9
Share premium account	64.0	56.4	56.4
Treasury shares	(4.3)	(5.8)	(5.8)
Retained earnings	350.9	324.3	311.4
Own shares held by ESOP	(2.2)	(1.2)	(1.0)
Share-based compensation reserve	(1.3)	4.1	5.4
Hedging reserve	(0.6)	(0.2)	(0.2)
Translation reserve	(49.7)	(47.5)	(46.3)
Merger reserve	(333.8)	(333.8)	(333.8)
Capital and reserves attributable to the Company’s equity shareholders	200.5	172.5	162.3
Total equity	200.5	172.5	162.3

Non-current liabilities
Bank and other loans	87.9	105.7	93.8
Retirement benefits	26.5	50.3	55.3
Deferred income tax liabilities	2.6	5.5	3.6
Deferred contingent consideration	—	1.6	0.2
Provisions	1.4	1.5	1.1
Trade and other payables	1.1	1.8	1.9
	119.5	166.4	155.9
Current liabilities
Trade and other payables	71.7	62.9	61.3
Current income tax liabilities	0.3	1.1	0.3
Bank and other loans	—	14.9	15.0
Deferred contingent consideration	0.6	—	0.5
Deferred consideration	0.3	—	0.3
Provisions	2.0	1.1	2.8
Overdraft	—	—	4.2
	74.9	80.0	84.4
Total liabilities	194.4	246.4	240.3
TOTAL EQUITY AND LIABILITIES	394.9	418.9	402.6

CONSOLIDATED CASH FLOW STATEMENTS FOR THE THIRD QUARTER AND YEAR-TO-DATE OF 2018 AND 2017
	Third Quarter		Year-to-date
$M	2018	2017	2018	2017
RECONCILIATION OF CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Net income for the period	12.4	4.7	31.6	13.8
Adjustments to reconcile net income for the period to net cash flows from continuing operating activities:
Income taxes	1.8	2.3	6.6	6.3
Depreciation and amortization	4.7	4.9	14.5	14.1
Loss on disposal of property, plant and equipment	0.2	—	0.2	—
Profit on sale of redundant site	—	—	—	(0.4)
Share-based compensation charges net of cash settlement	(1.0)	0.3	(3.8)	0.8
Net interest costs	1.3	1.8	4.1	5.2
Non-cash restructuring charges
Investment impairment	—	—	—	2.2
Property, plant and equipment impairment	0.7	—	0.7	—
IAS 19R retirement benefits finance charge	0.3	0.5	1.0	1.4
Unwind of discount on deferred contingent consideration from acquisitions	0.1	—	0.4	0.1
Share of results of joint ventures and associates	0.1	0.1	(0.1)	(0.1)
Changes in operating assets and liabilities:
Increase in receivables	(2.8)	(8.6)	(4.0)	(15.6)
Decrease / (increase) in inventories	—	2.9	(15.6)	(2.7)
Increase in payables	2.9	3.6	10.1	12.1
Movement in retirement benefits obligations	(2.3)	(2.1)	(6.0)	(6.2)
Movement in provisions	(0.1)	0.3	(0.5)	0.3
Income taxes paid	(1.1)	(1.1)	(2.8)	(2.4)
NET CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES	17.2	9.6	36.4	28.9
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(4.4)	(2.2)	(8.2)	(6.8)
Purchases of intangible assets	—	(0.1)	(0.1)	(0.8)
Investment in joint ventures and associates	—	(0.6)	0.8	0.4
Receipts from sales of property, plant and equipment	—	0.1	—	0.1
Interest income received from joint ventures and associates	0.1	—	0.3	0.1
Net cash flows on purchase of businesses	—	—	—	(1.4)
Payment of deferred consideration	—	—	(0.5)	—
NET CASH FLOWS FROM INVESTING ACTIVITIES	(4.3)	(2.8)	(7.7)	(8.4)
NET CASH FLOWS BEFORE FINANCING	12.9	6.8	28.7	20.5
CASH FLOWS FROM FINANCING ACTIVITIES
Interest and similar finance costs paid on banking facilities	(0.2)	(0.5)	(0.7)	(1.2)
Interest paid on Loan Notes	(0.9)	(1.1)	(3.1)	(3.5)
Bank interest received	—	0.1	0.1	0.1
Repayment of banking facilities	(11.1)	(39.7)	(21.1)	(1.4)
Extension of borrowings - financing costs	—	(1.2)	—	(1.2)
Dividends paid	(3.3)	(3.3)	(10.0)	(9.9)
Proceeds from issue of shares[1]	6.3	—	6.3	—
Treasury shares cash movements	—	—	—	0.3
NET CASH FLOWS FROM FINANCING ACTIVITIES	(9.2)	(45.7)	(28.5)	(16.8)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	3.7	(38.9)	0.2	3.7
Net foreign exchange movements	—	0.9	(0.4)	1.9
Net cash and cash equivalents at beginning of period	5.2	57.2	9.1	13.6
Net cash and cash equivalents at end of period	8.9	19.2	8.9	19.2

1 Shares were sold on market to settle share-based compensation exercises

Notes to the Consolidated Financial Statements
1. General Information
Luxfer Holdings PLC ("Luxfer") is a global manufacturer of highly-engineered advanced materials, which focuses on value creation by using its broad array of technical knowhow and proprietary technologies. Luxfer's high-performance materials, components, and high-pressure gas-containment devices are used in defense and emergency response, healthcare, transportation, and general industrial settings. For more information, visit www.luxfer.com. Luxfer is registered as a public limited company under the laws of England and Wales and on the New York Stock Exchange and its ordinary shares trade under the symbol LXFR.
These financial statements are presented in U.S. dollars (USD) and all values are rounded to the nearest hundred thousand except when otherwise indicated.
2. Basis of Presentation
The consolidated financial statements comprise the financial statements of Luxfer Holdings PLC and its subsidiaries (collectively "we," "our," "Luxfer," the "Company" or the "Group"), which we control. Investments in unconsolidated affiliates, where we have the ability to exercise significant influence over the operating and financial policies, are accounted for using the equity method. All inter-company balances and transactions, including unrealized profits arising from intra-Group transactions, have been eliminated in full.
We have prepared the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as they apply to the consolidated financial statements and interpretations issued by IFRS Interpretation Committee, for the quarter ended September 30, 2018. The books of the Company's non-U.S. entities are converted to USD at each reporting period date in accordance with the accounting policy set out in our Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on March 19, 2018. The functional currency of the holding company, Luxfer Holdings PLC, and its U.K. subsidiaries remains GBP sterling, being the most appropriate currency for those particular operations.
These consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.
The December 31, 2017, balance sheet was derived from audited consolidated financial statements but does not include all disclosures as required by IFRS. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F, as filed with the Securities and Exchange Commission on March 19, 2018.
Beginning in the first quarter of 2018, we are reporting our interim quarterly periods on a 13-week basis ending on a Sunday. Prior to the first quarter of 2018, we reported our interim quarterly periods on a calendar quarter basis. As a result, all references to the 2018 quarter are for the 13-week period that ended on September 30, 2018, and for the 2017 quarter, the three-month period that ended on September 30, 2017. Likewise, all references to 2018 year-to-date (YTD) are for the 39-week period that ended September 30, 2018, and for 2017 YTD are for the nine-month period that ended on September 30, 2017.
3. Accounting Policies
The accounting policies adopted are consistent with those of the consolidated financial statements for the year ended December 31, 2017, and set out in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 19, 2018, except as described below.
Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.
Revenue recognition - IFRS 15 was effective for periods beginning on or after January 1, 2018. The impact on our financial statements for the periods presented is not material.
Trade receivables - IFRS 9 was effective for periods beginning on or after January 1, 2018. The effect being a credit loss provision is recognized at the same date as the corresponding revenue to take into account expected credit loss. The impact on our financial statements for the periods presented is not material.
4. Estimates and Judgments
The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the interim consolidated financial statements, are considered to be revenue recognition-minimum guarantee, impairment of goodwill and non-current assets, intangible assets, contingent consideration estimates, tax, and recognition of deferred tax assets.
In preparing these interim consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2017, with the exception of changes in estimates that are required in determining the provision for income taxes.

5. Segment Information
For management purposes, the Company is organized into two reporting segments, Gas Cylinders and Elektron. These segments are aggregated from six operating business units; Luxfer Gas Cylinders and Luxfer Superform aggregate to our Gas Cylinders segment; and Luxfer MEL Technologies, Luxfer Magtech, Luxfer Graphic Arts and Luxfer Czech Republic aggregate to our Elektron segment. This rationale is in line with IFRS 8, which allows for aggregation of operating divisions on the basis they share similar economic characteristics for the nature of the products and services; the nature of the production processes; the type or class of customer for their products and services; the methods used to distribute their products or provide their services; and the nature of the regulatory environment. The tables below set out information on the results of these two reportable segments.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated by the chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments and has been identified as the CEO, based on adjusted EBITDA (defined as profit on operations before taxation for the period, finance income (which comprises interest receivable and foreign exchange gains) and finance costs (which comprises interest costs, IAS 19R retirement benefits finance charge and the unwind of the discount on deferred contingent consideration from acquisitions), other income / (expense) from acquisitions and disposals of businesses, changes to defined benefit pension plans, restructuring and other expense, other share based compensation charges, depreciation and amortization and loss on disposal of property, plant and equipment). For the purposes of our business unit segmental analysis, IFRS 8 requires the use of "segment profit" performance measures that are used by our chief operating decision maker. Adjusted EBITDA is the "segment profit" used to satisfy this requirement in the below analysis.
Unallocated assets and liabilities include those which are held on behalf of the Company and cannot be allocated to a business unit, such as taxation, investments, cash, retirement benefits obligations, bank and other loans and holding company assets and liabilities.
REPORTING SEGMENTS:

	Third quarter of 2018				Third quarter of 2017
$M	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
Revenue
Segment revenue	62.2	66.9	—	129.1	55.0	60.3	—	115.3
Inter-segment revenue	—	—	—	—	—	(0.1)	—	(0.1)
Revenue to external customers	62.2	66.9	—	129.1	55.0	60.2	—	115.2
Result
Adjusted EBITDA	6.3	16.8	—	23.1	4.3	12.4	—	16.7
Share-based compensation charges	(0.6)	(0.6)	—	(1.2)	(0.2)	(0.3)	—	(0.5)
Loss on disposal of property, plant and equipment	—	(0.2)	—	(0.2)	—	—	—	—
Depreciation and amortization	(1.9)	(2.8)	—	(4.7)	(2.0)	(2.9)	—	(4.9)
Restructuring charges	—	(1.1)	—	(1.1)	(0.4)	(1.1)	(0.5)	(2.0)
Operating profit	3.8	12.1	—	15.9	1.7	8.1	(0.5)	9.3
Net interest costs	—	(0.1)	(1.3)	(1.4)	—	—	(1.8)	(1.8)
IAS 19R retirement benefits finance charge	—	—	(0.3)	(0.3)	—	—	(0.5)	(0.5)
Income before income taxes	3.8	12.0	(1.6)	14.2	1.7	8.1	(2.8)	7.0
Provision for income taxes			(1.8)	(1.8)			(2.3)	(2.3)
Net income				12.4				4.7

Other segment information
Segment assets	149.5	217.5	30.7	397.7	163.0	205.5	50.4	418.9
Segment liabilities	(36.9)	(32.7)	(127.6)	(197.2)	(25.7)	(23.7)	(197.0)	(246.4)
Net assets / (liabilities)	112.6	184.8	(96.9)	200.5	137.3	181.8	(146.6)	172.5
Capital expenditure: Property, plant and equipment	0.8	3.3	0.1	4.2	0.9	1.2	—	2.1
Capital expenditure: Intangible assets	—	—	—	—	0.1	—	—	0.1

5. Segment Information (continued)

	Year-to-date 2018				Year-to-date 2017
$M	Gas Cylinders	Elektron	Unallocated	Total	Gas Cylinders	Elektron	Unallocated	Total
Revenue
Segment revenue	181.9	195.4	—	377.3	165.4	160.1	—	325.5
Inter-segment revenue	—	(0.3)	—	(0.3)	—	(0.3)	—	(0.3)
Net sales	181.9	195.1	—	377.0	165.4	159.8	—	325.2

Adjusted EBITDA	17.1	46.6	—	63.7	14.7	32.5	—	47.2
Share-based compensation charges	(1.7)	(1.5)	—	(3.2)	(0.5)	(0.7)	—	(1.2)
Profit on sale of redundant site	—	—	—	—	—	—	0.4	0.4
Loss on disposal of property, plant and equipment	—	(0.2)	—	(0.2)	—	—	—	—
Depreciation and amortization	(5.8)	(8.7)	—	(14.5)	(5.6)	(8.5)	—	(14.1)
Restructuring charges	(0.1)	(2.0)	—	(2.1)	(2.7)	(2.3)	(0.5)	(5.5)
Operating profit	9.5	34.2	—	43.7	5.9	21.0	(0.1)	26.8
Net interest costs	—	(0.4)	(4.1)	(4.5)	—	(0.1)	(5.2)	(5.3)
IAS 19 finance charge	—	—	(1.0)	(1.0)	—	—	(1.4)	(1.4)
Income before income taxes	9.5	33.8	(5.1)	38.2	5.9	20.9	(6.7)	20.1
Provision for income taxes			(6.6)	(6.6)			(6.3)	(6.3)
Net income				31.6				13.8

Other segment information
Capital expenditure: Property, plant and equipment	1.4	6.4	0.1	7.9	2.9	3.4	—	6.3
Capital expenditure: Intangible assets	0.1	—	—	0.1	0.6	0.2	—	0.8

6. Earnings per Share

The Company calculates earnings per share in accordance with IAS 33. Basic income per share is calculated based on the weighted average common shares outstanding for the period presented. The weighted average number of shares outstanding is calculated by time-apportioning the shares outstanding during the year.
For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.
Following the decision to terminate Luxfer Holdings PLC's ADS facility, each £0.50 ordinary share of Luxfer Holdings PLC is now listed and traded on the New York Stock Exchange (NYSE).
Management believes the use of non-GAAP financial measures such as adjusted earnings per share, as reconciled in the table below, more closely reflects the underlying earnings per share performance.

	Third quarter		Year-to-date
$M	2018	2017	2018	2017
Basic earnings:
Net income for the period attributable to ordinary shareholders	12.4	4.7	31.6	13.8
Adjusted earnings:
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	—	0.4	0.1
Amortization on acquired intangibles	0.3	0.3	0.9	0.9
IAS 19R retirement benefits finance charge	0.3	0.5	1.0	1.4
Profit on sale of redundant site	—	—	—	(0.4)
Restructuring and other expense	1.1	2.0	2.1	5.5
Other share-based compensation charges	1.2	0.5	3.2	1.2
Income tax thereon	(0.7)	(0.5)	(1.7)	(1.2)
Adjusted earnings	14.7	7.5	37.5	21.3
Weighted average number of £0.50 ordinary shares:
For basic earnings per share	26,773,064	26,481,729	26,614,646	26,449,162
Dilutive impact of stock options	884,029	362,847	892,881	313,431
For diluted earnings per share	27,657,093	26,844,576	27,507,527	26,762,593

$
Earnings per share using weighted average number of ordinary shares outstanding:
Basic
Adjusted	0.55	0.28	1.41	0.81
Unadjusted	0.46	0.18	1.19	0.52
Diluted
Adjusted	0.53	0.28	1.36	0.80
Unadjusted	0.45	0.18	1.15	0.52

7. Dividends paid and proposed

	Third quarter		Year-to-date
$M	2018	2017	2018	2017
Dividends declared and paid during the period:
Interim dividend paid February 1, 2017 ($0.125 per ordinary share)	—	—	—	3.3
Interim dividend paid May 3, 2017 ($0.125 per ordinary share)	—	—	—	3.3
Interim dividend paid August 2, 2017 ($0.125 per ordinary share)	—	3.3	—	3.3
Interim dividend paid February 7, 2018 ($0.125 per ordinary share)	—	—	3.4	—
Interim dividend paid May 2, 2018 ($0.125 per ordinary share)	—	—	3.3	—
Interim dividend paid August 1, 2018 ($0.125 per ordinary share)	3.3	—	3.3	—
	3.3	3.3	10.0	9.9
Dividends declared after the period (not recognized as a liability as at the period end):
Interim dividend declared and paid November 1, 2017 ($0.125 per ordinary share)	—	3.3	—	3.3
Interim dividend declared and to be paid November 7, 2018 ($0.125 per ordinary share)	3.3	—	3.3	—
	3.3	3.3	3.3	3.3

8. Retirement benefits

The principal defined benefit pension plan in the U.K. is the Luxfer Group Pension Plan. The Company’s other arrangements are less significant than the Luxfer Group Pension Plan, the largest being the BA Holdings, Inc. Pension Plan in the U.S.
The actuarial assumptions used to estimate the IAS 19R accounting position of the Company’s defined benefit pension plans have been updated for market conditions at September 30, 2018.
The main reason for the decreased deficit at September 30, 2018, when compared to September 30, 2017, was the increase in the discount rate based on bond yields and in long-term inflation expectations, partially offset by lower than expected asset returns.
The movement in the pension liability is shown below:

	Third quarter		Year-to-date
$M	2018	2017	2018	2017
Opening balance	37.5	52.5	55.3	66.5
Charged to the income statement	1.1	1.7	5.0	5.0
Cash contributions	(3.1)	(3.3)	(10.0)	(9.8)
Credited to the statement of comprehensive income	(8.6)	(1.9)	(22.2)	(15.4)
Exchange difference	(0.4)	1.3	(1.6)	4.0
Closing balance	26.5	50.3	26.5	50.3

Supplementary Financial Information (Unaudited)
On July 1, 2018, management determined that in accordance with Rule 405 of the Securities Act, Luxfer no longer met the criteria to remain a foreign private issuer (FPI) and accordingly will be required to comply with U.S. domestic issuer requirements, most of which will apply from December 31, 2018. The Company, therefore, expects to prepare its 2018 consolidated financial statements under U.S. Generally Accepted Accounting Principles (GAAP) on Form 10-K in early 2019.
The following summary unaudited quarterly financial data has been prepared under U.S. GAAP for the first three quarters of 2018 and the four quarters of 2017.

	2018			2017
In $ million except earnings per share data	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Full Year
Revenue	119.7	128.2	129.1	103.4	106.6	115.2	116.1	441.3
Operating income / (loss)	13.2	14.7	16.1	10.4	6.4	8.8	(2.9)	22.3
Net income / (loss)	9.9	11.4	12.2	7.9	3.9	5.8	(1.0)	16.6

Earnings / (loss) per ordinary share
Basic earnings / (loss) per ordinary share(1)	$0.37	$0.43	$0.46	$0.30	$0.15	$0.22	$(0.04)	$0.63
Diluted earnings / (loss) per ordinary share(2)(3)	$0.37	$0.42	$0.44	$0.30	$0.15	$0.22	$(0.04)	$0.62

The following table of non-GAAP summary financial data presents a reconciliation of net income to adjusted net income for the periods presented, being the most comparable GAAP measure. Management believes that adjusted net income, adjusted earnings per share and adjusted EBITDA are key performance indicators (KPIs) used by the investment community and that such presentation will enhance an investor’s understanding of our operational results. In addition, Luxfer's CEO and other senior management use these KPIs, among others, to evaluate business performance. However, investors should not consider adjusted net income and adjusted earnings per share in isolation as an alternative to net income and earnings per share when evaluating Luxfer's operating performance or measuring Luxfer's profitability.

	2018			2017
In $ million except earnings per share data	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Full Year
Net income	9.9	11.4	12.2	7.9	3.9	5.8	(1.0)	16.6
Accounting charges relating to acquisitions and disposals of businesses:
Unwind of discount on deferred contingent consideration from acquisitions	0.1	0.2	0.2	—	0.1	—	0.1	0.2
Amortization on acquired intangibles	0.3	0.3	0.3	0.3	0.3	0.3	0.4	1.3
Acquisitions and disposals	—	—	—	—	—	—	(1.3)	(1.3)
Defined benefit pension actuarial adjustment	(1.4)	(1.2)	(1.3)	(1.0)	(1.0)	(1.1)	(1.1)	(4.2)
Restructuring and other charges(4)	0.7	0.3	1.1	0.2	3.3	2.0	12.4	17.9
Share-based compensation charges	0.5	1.4	1.2	0.3	0.4	0.5	1.0	2.2
Impact from U.S. tax reform	—	—	—	—	—	—	(2.0)	(2.0)
Income tax thereon	(0.1)	(0.2)	(0.3)	(0.3)	(0.5)	(0.3)	(2.0)	(3.1)
Adjusted net income	10.0	12.2	13.4	7.4	6.5	7.2	6.5	27.6

Adjusted earnings per ordinary share
Adjusted diluted earnings per ordinary share(4)	$0.37	$0.45	$0.48	$0.28	$0.24	$0.27	$0.24	$1.03

(1)	Basic earnings per share are calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period.

(2)
For the purpose of calculating diluted earnings per share, the weighted average number of ordinary shares outstanding during the financial year has been adjusted for the dilutive effects of all potential ordinary shares and share options granted to employees.

(3)
The Company incurred a net loss of the fourth quarter of 2017 and, therefore, the net loss per share has not been diluted for any potentially dilutive shares. Adjusted diluted earnings per ordinary share for the fourth quarter of 2017, however have been diluted for any potentially dilutive shares.

(4)
Restructuring and other charges include costs incurred on qualifying restructuring programs; asset impairment charges; settlement and other legal expenses incurred in relation to patent infringement litigation against a competitor; and costs incurred in relation to the conversion of our ADR listing to a direct listing of ordinary shares on the New York Stock Exchange.

Supplementary Financial Information (Unaudited) (Continued)

	2018			2017
In $ million except earnings per share data	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Full Year
Adjusted net income	10.0	12.2	13.4	7.4	6.5	7.2	6.5	27.6
Add back / (deduct):
Impact from U.S. tax reform	—	—	—	—	—	—	2.0	2.0
Income tax thereon	0.1	0.2	0.3	0.3	0.5	0.3	2.0	3.1
Income tax expense (credit)	3.0	3.4	3.5	1.9	1.8	2.1	(2.5)	3.3
Net finance costs	1.5	1.0	1.2	1.5	1.6	1.6	1.4	6.1
Loss on disposal of property, plant and equipment	—	—	0.2	—	—	—	—	—
Depreciation and amortization	4.9	4.9	4.7	4.4	4.5	4.7	4.7	18.3
Amortization on acquired intangibles	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.3)	(0.4)	(1.3)
Adjusted EBITDA	19.2	21.4	23.0	15.2	14.6	15.6	13.7	59.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC
(Registrant)

Date: October 31, 2018

By: /s/ Jamie M. Savage
       Jamie M. Savage
Authorized Signatory for and on behalf of
Luxfer Holdings PLC